SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MARRIOTT VACATIONS WORLDWIDE CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

57164Y107
(CUSIP Number)

February 25, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y107	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Sheets Marriott
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 59,762*
	6.	SHARED VOTING POWER 2,043,199**
	7.	SOLE DISPOSITIVE POWER 59,762*
	8.	SHARED DISPOSITIVE POWER 2,043,199**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,961
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%***
12.	TYPE OF REPORTING PERSON (see instructions) IN

*	Consists of the following: (a) 58,966 shares held directly by David Sheets Marriott; and (b) 796 shares subject to Options, SARs and RSUs currently exercisable or exercisable within 60 days of May 11, 2016. SAR underlying share amounts are based on the $59.44 closing price of Marriott Vacations Worldwide Corporation common stock on May 11, 2016.

**	Consists of the following: (a) 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc., for which David Sheets Marriott serves as a director; (b) 533 shares held by David Sheets Marriott’s spouse; (c) 6,856 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which David Sheets Marriott serves as a trustee; (d) 25,000 shares held by The JWM Generations Trust, for which David Sheets Marriott serves as a trustee; and (e) 8,013 shares held by a trust for the benefit of Juliana B. Marriott, for which David Sheets Marriott serves as a trustee. Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***	The denominator is based on: (a) the 28,218,122 shares of common stock outstanding as of April 22, 2016, as reported on the facing page of the Form 10-Q for the quarterly period ended March 25, 2016, filed by Marriott Vacations Worldwide Corporation; and (b) 796 shares subject to Options, SARs and RSUs exercisable within 60 days of May 11, 2016.

CUSIP No. 57164Y107	13G	Page 3 of 5 Pages

This Schedule 13G (this “Schedule 13G”) is being filed by David Sheets Marriott (the “Reporting Person”). The shares of Common Stock of the Issuer (as defined below) held by the Reporting Person and reported on this Schedule 13G were previously reported on a Schedule 13D, filed on November 30, 2011, as amended by Amendment No. 1, filed on March 13, 2013, and Amendment No. 2, filed on November 21, 2013 (the “Schedule 13D”), that was jointly filed by the Reporting Person, J.W. Marriott, Jr., Deborah Marriott Harrison, Estate of Stephen Garff Marriott, John W. Marriott III, Stephen Blake Marriott, JWM Family Enterprises, Inc. and JWM Family Enterprises, L.P. This Schedule 13G supersedes the information contained in the Schedule 13D with respect to the Reporting Person.

Item 1.

(a)	Name of Issuer: Marriott Vacations Worldwide Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 6649 Westward Boulevard Orlando, FL 32821

Item 2.

(a)	Name of Person Filing: David Sheets Marriott

(b)	Address of Principal Business Office or, if None, Residence: David Sheets Marriott c/o JWM Family Enterprises, Inc. 9737 Washingtonian Boulevard, Suite 404 Gaithersburg, MD 20878

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 57164Y107

CUSIP No. 57164Y107	13G	Page 4 of 5 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

Reference is made to Items 5-9 and 11, which are incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 57164Y107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/20/2016
(Date)

/s/ David Sheets Marriott
(Signature)

David Sheets Marriott
(Name and Title)